  

50 2/25/04

SECURIT 04002326 ISSION

Wasnington, D.C. ....

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-27355

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01-01-03_ AND ENDING _12-31-03_

            MM/DD/YY             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _ALL-VEST SECURITIES INC._

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

_100 BIRCHWOOD DRIVE_

(No. and Street)

_NEW HYDE PARK_    _NY_    _11040_

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_RICHARD VIRZERA_      _516-358-7141_

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_LINDER & LINDER_

(Name – _if individual, state last, first, middle name_)

_8 CHATHAM PLACE_   _DIX HILLS_   _NY_   _11746_

(Address)      (City)      (State)      (Zip Code)

CHECK ONE:

&#9746; Certified Public Accountant

&#9744; Public Accountant

&#9744; Accountant not resident in United States or any of its possessions.

RECEIVED FEB 23 2004 WASH. D.C. 181

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _RICHARD VIRZERA_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ALL-VEST SECURITIES INC_ , as of _DECEMBER 31st_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARIA LUZ P. VILLA
Notary Public, State of New York
No. 01VI6092791
Qualified in Nassau County
Commission Expires _(-22-70)_

Notary Public

Signature

_PRESIDENT_
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of _CASH FLOW_
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) _INDEPENDENT AUDIT REPORT ON INTERNAL ACCOUNTING CONTROLS_
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALL-VEST SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ALL-VEST SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003


TABLE OF CONTENTS

# LINDER & LINDER ■ *Certified Public Accountants*

*8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319*

*Thomas Linder*
*Gail Linder*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholder
All-Vest Securities, Inc.

We have audited the accompanying statement of financial condition of All-Vest Securities, Inc. as of December 31, 2003 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All-Vest Securities, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 31, 2004

1

ALL-VEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 8,889 |
| Commission receivable | | 2,087 |
| Due from officer | | 52,167 |
| Total Current Assets | | 63,143 |
| Property and equipment - at cost, less accumulated depreciation of $46,892 | | - |
| Total Assets | $ | 63,143 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 750 |
| Income taxes payable | | 100 |
| Total Current Liabilities | | 850 |
| Stockholder's Equity | | |
| Common stock, no par value, 500 shares authorized, issued and outstanding | | 6,000 |
| Contributed capital | | 25,000 |
| Retained earnings | | 31,293 |
| Total Stockholder's Equity | | 62,293 |
| Total Liabilities and Stockholder's Equity | $ | 63,143 |

See accompanying auditors' report and notes to financial statements.

See accompanying auditors' report and notes to financial statements.
ALL-VEST SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---:|
| Revenue | |
| Commissions | $ 14,423 |
| Operating Expenses | |
| Communication | 1,208 |
| Regulatory fees and assessments | 1,750 |
| Other | 4,446 |
| Total Operating Expenses | 7,404 |
| Income from Operations | 7,019 |
| Provision for Income Taxes | 100 |
| Net Income | $ 6,919 |

ALL-VEST SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

|  | Common Shares | Stock Amount | Additional Paid in Capital | Retained Earnings |
|---|---|---|---|---|
| January 1, 2003 | 500 | $6,000 | $ 25,000 | $ 30,374 |
| Net Income - 2003 |  |  |  | 6,919 |
| Dividends |  |  |  | (6,000) |
| December 31, 2003 | 500 | $6,000 | $ 25,000 | $ 31,293 |

See accompanying auditors' report and notes to financial statements.

ALL-VEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities

Net income                                                          $   6,919

Adjustment to reconcile net loss to net
   cash flows from operating activities

     Changes in operating assets and liabilities
     Increase in commissions receivable                        (353)
     Decrease in accounts payable and accrued
       expenses                                                (750)

       Cash Flows Provided by Operating
         Activities                                          5,816

Cash Flows from Investing Activities

 Advance to officer                                                 (696)

      Cash Flows Used for Investing
        Activities                                            (696)

Cash Flows from Financing Activities

 Dividends                                                         (6,000)

      Cash Flows Used for Financing
        Activities                                          (6,000)

Net Decrease in Cash                                                   (880)

Cash, Beginning                                                       9,769

Cash, End                                                          $   8,889

Supplemental Disclosure:

 Cash paid during the year for income taxes                       $   100

See accompanying auditors' report and notes to financial statements.

5

Note 1 - <u>Summary of Significant Accounting Policies</u>

All-Vest Securities, Inc., (the "Company"), is a registered general securities broker-dealer and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company operates principally under a clearance agreement with U.S. Clearing Corp., whereby such broker assumes and maintains the Company's customer accounts. The amount represents the balance due from the clearing house for transactions processed through the firm along with commissions due from various mutual funds.

The Company transacts its business with customers located throughout the United States.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life. Property and equipment has been fully depreciated.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal income tax purposes, whereby, the individual stockholder of the Company includes the income on his individual income tax return. Therefore, no provision is made for Federal corporate income taxes. Taxes has been provided for state and local jurisdictions.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 2 - Commitments

Pension Plan

In January 1993, the Company established a profit sharing plan.  All full time employees, as defined in the plan, are eligible.  Contributions to the plan are discretionary and there was no pension contribution for the year ended December 31, 2003.

Note 3 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness.  In accordance with the rule, the Company is required to maintain minimum net capital of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2003, the Company had net capital, as defined, of $10,126 which exceeded the required minimum net capital by $5,126.  Aggregate indebtedness at December 31, 2003 totaled $850 and the ratio of aggregate indebtedness to net capital was .08 to 1.

Note 4 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

ALL-VEST SECURITIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2003

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Computation of Net Capital
Stockholder's equity                                    $62,293

Deductions
Due from officer                                         52,167

Net capital, as defined                                 $10,126


Computation of Aggregate Indebtedness
Accounts payable and other liabilities             $    850

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ \ \ 850}{\$10,126} = .08$$

The ratio of aggregate indebtedness to net capital is
.08 to 1 compared to the maximum allowable ratio of
15 to 1.


Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission


The Company has claimed exemption from Rule 15c3-3 under
the provisions of Section (k)(2)(ii).


See accompanying auditors' report.

Information Relating to the Possession or Control
    Requirements Under Rule 15c3-3 of the Securities
    and Exchange Commission


The Company uses an independent escrow bank account in
accordance with SEC Rule 15c2-4 and does not hold customer
funds or securities.

The Company does not maintain margin accounts for its
customers; and therefore, there were no excess margin
securities.

Procedures for the handling and safeguarding of securities,
in the event that they are received, were reviewed and
determined to be adequate.

Reconciliations Under Rule 17a-5 of the Securities
    and Exchange Commission

A.  Reconciliation of Computation of Net Capital

    Net Capital, per Focus Report                          $   9,757

    Audit Adjustment                                              369

    Net capital, as computed                              $ 10,126


    Aggregate Indebtedness, per Focus report              $      850


    Aggregate indebtedness, as computed                   $      850


B.  Reconciliation of Determination of Reserve Requirements
        Under Rule 15c3-3

    The Company has claimed exemption form Rule 15c3-3 under
    provisions of Section (k)(2)(ii).


See accompanying auditors' report.

# LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746  (631) 462-1213  Fax (631) 462-8319

*Thomas Linder*
*Gail Linder*

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
    and Stockholder
All-Vest Securities, Inc.

In planning and performing our audit of the financial statements
and supplementary schedules of All-Vest Securities, Inc., (the
"Company"), for the year ended December 31, 2003, we considered its
internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and
not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission, ("SEC"), we have made a study of the practices
and procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g), in making the periodic
computations of aggregate indebtedness (or aggregate debits) and
net capital under rule 17a-3(a)(II) and for determining compliance
with the exemptive provisions of rule 15c3-3. Because the Company
does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not
review the practices and procedures followed by the Company in any
of the following:

1. Making quarterly securities examinations, counts
   verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment
   for securities under Section 8 of Federal Reserve
   Regulation T of the Board of Governors of the Federal
   Reserve System.

11

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study,

12

we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of All-Vest Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

January 31, 2004